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                             July 15, 2020

       Joshua Harley
       Chief Executive Officer
       Fathom Holdings Inc.
       211 New Edition Court, Suite 211
       Cary, NC 27511

                                                        Re: Fathom Holdings
Inc.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form S-1
                                                            Filed July 1, 2020
                                                            File No. 333-235972

       Dear Mr. Harley:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2020 letter.

       Amendment 3 to Form S-1 filed July 1, 2020

       General

   1. We note the free writing prospectus filed on July 1, 2020. Please advise us whether it complies with Rule
433. In this regard, we note you do not have a price range, and the material does not
appear to include the legend required by Rule 433(c)(2). Additionally, we note the detailed
"Rethink Your Business" graphic and promotional statements about your "rampant growth"
and being "poised for significant growth." In your
                                                        response please address
whether you prepared or provided consideration for the material.
 Joshua Harley
Fathom Holdings Inc.
July 15, 2020
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
COVID-19, page 34

2. We note your response to prior comment 1 and your revised disclosure on page 34. We are unable to determine where you provide expanded information regarding the specific impacts you have experienced to your operations and relevant metrics resulting from the
         COVID-19 pandemic. Please advise.
3. We note your disclosure stating you believe your current geographical presence, primarily in the South, Atlantic, Southwest and Western parts of the United States, may result in
         limited exposure compared to    the regions that have experienced the
greatest negative
         impact, including the Northeastern United States.    In light of
recent reports of increasing
         cases in your geographical presence, lease clarify your belief that you have limited exposure to the regions that have experienced the greatest negative impact.
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameJoshua Harley                               Sincerely,
Comapany NameFathom Holdings Inc.
                                                              Division of
Corporation Finance
July 15, 2020 Page 2                                          Office of Real
Estate & Construction
FirstName LastName